[Letterhead of Simpson Thacher & Bartlett LLP]

July 20, 2006

VIA FACSIMILE AND EDGAR

Re:	Evercore Partners Inc.
Registration Statement on Form S-1
File No. 333-134087

Gregory S. Dundas, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dundas:

On behalf of Evercore Partners Inc. we are providing the following responses to your comment letter, dated July 14, 2006, regarding the above-referenced Registration Statement relating to the offering of shares of its Class A common stock, par value $0.01 per share. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by Evercore.

General

1.	We are awaiting your analysis of the potential issues relating to the New York Times article of July 2, 2006 concerning the upcoming book authored by one of the company’s senior managing directors.

We have previously responded to the Staff’s comment number 1 in our letter dated July 17, 2006.

Securities and Exchange Commission	July 20, 2006

Inside Cover Page

2.	We note your response to our prior comment no. 4. Please revise to clarify that Evercore was not necessarily sole or senior advisor in each of the transactions listed.

In response to the Staff’s comment, Evercore intends to revise its disclosure on the inside cover page to include the following footnote:

“†	In the majority of the transactions presented, Evercore provided financial advisory services in conjunction with one or more other investment banking firms.”

Organizational Structure, page 6

3.	In addition to discussing the distribution of voting power following the schematic presentation, please also discuss the distribution of economic benefits between the senior managing directors and public stockholders.

In response to the Staff’s comment, Evercore intends to revise its disclosure in the final paragraph under the heading “Organizational Structure” in the “Summary” section to include a discussion of the relative economic interests of the senior managing directors and public stockholders, which disclosure would provide as follows:

“Immediately following this offering Evercore Partners Inc. will hold partnership units in Evercore LP representing     % of the total number of vested and unvested Evercore LP partnership units, or     % if the underwriters exercise in full their option to purchase additional shares and our Senior Managing Directors and their estate planning vehicles will hold partnership units in Evercore LP representing     % of the total number of vested and unvested Evercore LP partnership units, or     % if the underwriters exercise in full their option to purchase additional shares. Accordingly, immediately following this offering public stockholders will own     % of the equity in our business (or     % if unvested Evercore LP partnership units are excluded) and our Senior Managing Directors will own     % of the equity in our business (or     % if unvested Evercore LP partnership units are excluded). If the underwriters exercise in full their option to purchase additional shares, immediately following this offering public stockholders will own     % of the equity in our business (or     % if unvested Evercore LP partnership units are excluded) and our Senior Managing Directors will own     % of the equity in our business (or     % if unvested Evercore LP partnership units are excluded). In addition, our public stockholders will have     % of the voting power in Evercore Partners Inc., or     % if the underwriters exercise in full their option to purchase additional shares, and Messrs. Altman, Beutner and Aspe will have     % of the voting power in Evercore Partners Inc. (of which     % will be held by Messrs. Altman and Beutner), or % if the underwriters exercise in full their option to purchase additional shares (of which     % will be held by Messrs. Altman and Beutner).”

Securities and Exchange Commission	July 20, 2006

Summary Historical and Pro Forma Financial Data, page 8

4.	We refer to your response to our prior comment 16 and to revised footnote (d) on page 12 that states no pro forma basic and diluted net income per share figures for the Class B common shares of Evercore Partners were provided considering the Class B common shares, which are held by the Senior Managing Directors, have no economic rights. In this regard, please tell us your consideration of the two-class earnings per share disclosure requirements of paragraph 60 of SFAS 128 as modified by EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” with respect to the convertible Evercore LP limited partnership units held by the Senior Managing Directors. Please consider in your response the following:

•	The Senior Managing Directors of Evercore Partners are the Class B common shareholders and the holders of the Evercore LP partnership units. These partnership units are entitled to receive distributions from Evercore LP equivalent to any dividends paid to the Class A common shareholders of Evercore Partners. Refer to the “Dividend Policy” section on page 33.

•	The limited partnership units in Evercore LP owned by the Senior Managing Directors are exchangeable for Class A common shares of Evercore Partners on a one-for-one basis subject to a 180-day lock-up period after which they will be eligible for resale. Refer to the risk factor titled “Our share price may decline due to the large number of shares eligible for future sale and exchange” on page 26. In this regard, please also tell us your consideration of the dilutive effect of these convertible Evercore LP partnership units in your determination of diluted earnings per shares for the Class A common shares. Refer to paragraph 26 of SFAS 128.

Evercore respectfully advises the Staff that it considered the two-class earnings per share disclosure requirements of paragraph 60 of SFAS 128 as modified by EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” and determined that the Evercore LP partnership units and Class B common shares do not qualify for presentation of a ‘two class’ method of computing earnings per share (“EPS”) as discussed below.

FASB Statement No. 128 paragraph 60-61 discusses the impact on basic and diluted EPS related to ‘participating securities’. As defined in Issue 2 of EITF 03-6,

“a participating security is a security that may participate in undistributed earnings with common stock”

Although the vested Evercore LP partnership units held by the Senior Managing Directors are exchangeable into shares of Class A common stock on a one-for-one basis, the Evercore LP partnership units only participate in the earnings of the subsidiary, Evercore LP, prior to exchange. Accordingly, because the vested Evercore LP partnership units held by the Senior Managing Directors of Evercore do not participate in

Securities and Exchange Commission	July 20, 2006

the earnings of Evercore Partners Inc. with the Class A common stock, they do not meet the definition of participating securities.

Evercore respectfully advises the Staff that it has also considered the dilutive effect of these exchangeable Evercore LP partnership units in its determination of diluted earnings per share for the Class A common stock. SFAS 128 paragraph 62b states in part,

“Securities of a subsidiary that are convertible into its parent company’s common stock shall be considered among the potential common shares of the parent company for the purpose of computing consolidated diluted EPS.”

In accordance with such guidance, Evercore has included the Evercore LP partnership units among the potential common shares of Evercore Partners Inc. in the calculation of consolidated diluted EPS, to the extent the effect is dilutive, as contemplated in Note (d) in the “Summary Historical and Pro Forma Financial Data” section, Note (i) in the Unaudited Pro Forma Financial Information” section and Note (c) in the “Selected Historical Financial and Other Data” section.

The shares of Class B common stock do not participate in the earnings of Evercore Partners Inc. and therefore do not meet the definition of a participating security as defined in Issue 2 of EITF 03-6. The Class B common stock has no economic rights and accordingly does not factor into any earnings per share calculations.

In response to the Staff’s comment, Evercore intends to revise its disclosure in the final paragraph of the “Dividend Policy” section to clarify the process by which Evercore Partners Inc. would effect the payment of a dividend. The revised disclosure would be as follows:

“Evercore Partners Inc. will be a holding company and will have no material assets other than its ownership of partnership units in Evercore LP. We intend to cause Evercore LP to make distributions to Evercore Partners Inc. in an amount sufficient to cover dividends, if any, declared by us. If Evercore LP makes such distributions, our Senior Managing Directors will be entitled to receive equivalent distributions from Evercore LP on their vested partnership units.”

Risk Factors, page 16

5.	We note your response to our prior comment 20. However, we believe that disclosure regarding the remedial steps taken by the company is important in defining the nature and extent of the risk, and we therefore reissue this comment.

In response to the Staff’s comment, Evercore intends to include the following additional disclosure under the heading “Our management has identified material weaknesses in our internal control over financial reporting; failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price” in the

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“Risk Factors” section to discuss the remedial plan of action Evercore has undertaken with respect to its internal control over financial reporting:

“We are in the process of addressing these material weaknesses and, over the past year, have developed and begun implementation of a plan to improve our core accounting and finance processes. Specifically, we have hired a new Chief Financial Officer, Controller, Tax Director and Senior Private Equity Financial Officer as well as other requisite staff within our finance organization. We are also in the process of expanding our in-house legal capability and have recently hired a General Counsel and are in the process of filling the Compliance Officer position responsible for Section 404 compliance. With respect to financial reporting, we are in the process of establishing appropriate internal controls and have implemented a monthly close process and routine operating metrics and established budgets and periodic forecasts. In addition, we have established a number of formal committees to ensure proper protocols regarding control performance and changes to our risk profile, have begun documenting our policies and processes related to financial reporting and are continuing to identify key financial reporting risks, assess their potential impact, and link those risks to specific areas and activities within the organization.”

Organizational Structure, page 26

6.	We have reviewed your response to our previous comment 29. Please revise to provide carved out audited financial statements exclusively for the combined and consolidated entities that will be contributed to Evercore LP from Evercore Holdings, the Company’s predecessor which has consolidated the general partners of the private equity funds that will not be transferred to Evercore LP. Alternatively, please tell us how you determined that carved out financial statements were not necessary for investors to understand what they are purchasing. The staff generally expects that if the selling or predecessor entity retains significant operating assets or if significant operating assets that comprised the predecessor will continue to be operated by an entity other than the registrant, the financial statements of the larger entity of which the acquired business was a part may be confusing to investors. In these situations, carved out audited financial statements of the successor component business should be presented, excluding the operations retained by the larger entity and should include the disclosure regarding allocation of expenses required by SAB Topic 1:B. Please consider the following information in your response:

•	The total assets of the general partners of the private equity funds in Evercore Holdings as of March 31, 2006 in pro forma adjustment (j) on page 41 that will not be contributed to Evercore total $18.830 million. Therefore, 25% of the total assets of $73.5 million of Evercore Holdings will not be transferred to Evercore LP.

•	The elimination of the net assets of the general partners from Evercore Holdings in pro forma adjustment (j) results in a reduction of $17.854 million of Members’

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Capital. Therefore, 63% of the $28.233 million of Members’ Capital of Evercore Holdings will not be transferred to Evercore LP.

•	Total investment management revenues of the general partners for the three-months ended March 31, 2006 of $5.116 million in pro form adjustment (a) on page 38, equal to 19% of income before minority income and income tax of Evercore Holdings will not be transferred to Evercore Holdings.

•	The selected historical financial data for the three-year period ended December 31, 2005 of Evercore Holdings on page 11 includes in Investment Management Revenue the carried interest and gains and losses on portfolio investments of the general partners that will not be contributed to Evercore LP. For example the carried interest and investment income of the general partners for 2003 was $12.7 million or 36% of operating income of Evercore Holdings for that year.

Overview

As discussed in response to comment number 29 in the Staff’s comment letter dated June 9, 2006, the determination as to which, if any, of the general partners of the private equity funds contributed to Evercore in anticipation of the proposed initial public offering was determined based on the life cycle of the fund.

Evercore believes the inclusion of the general partners of the Evercore Capital Partners I, Evercore Capital Partners II and Evercore Ventures private equity funds and two entities (collectively, the “Historical GPs”) through which Messrs. Altman and Beutner funded commitments to, and invested capital in, the Evercore Capital Partners I Fund in the historical combined financial statements for Evercore is necessary to provide the information a potential investor needs to evaluate, in a comprehensive manner, Evercore’s business. Moreover, presentation of carved out financial statements that exclude the Historical GPs from Evercore’s historical combined financial statements could be misleading to a potential investor. Public investors are investing in an existing private equity business, which includes its own management, investment team and investment, sales and client processes that produced the financial results of the Historical GPs. Evercore believes these historical financial results provide the best basis for investors to evaluate potential performance of the private equity business with respect to the future private equity funds Evercore intends to sponsor, including the Evercore Capital Partners III private equity fund, a follow-on fund to the Evercore Capital Partners I and Evercore Capital Partners II funds, for which Evercore expects to begin fundraising in the second half of 2006. The Evercore Capital Partners III and other follow-on funds will have general partners analogous to the Historical GPs (the general partners of such future funds, the “Future GPs”), which Evercore will also have an interest in. As set forth in our response to the Staff’s comment 29 in our letter dated June 26, 2006, a non-managing minority equity interest in the general partner of the Evercore Capital Partners II fund (the “ECP II Interest”) is being contributed. The Future GPs will perform and conduct the same activities as the Historical GPs and, therefore, to make the historical results comparable, the results of the Historical GPs must be included in the historical

Securities and Exchange Commission	July 20, 2006

combined financial statements. More specifically, inclusion of the Historical GPs is necessary to reflect the complete economics of the Investment Management segment’s private equity business, specifically a) the nature of earnings, including gains and losses to be received, b) the timeframe in which such earnings are generated and c) the volatility associated with the earnings streams of this business. If the results of the Historical GPs were not included, the segment results would not be relevant and useful as they would not depict all of the earnings streams.

SEC Staff Speech

In reaching this conclusion, Evercore considered the views expressed by Leslie Overton, Division of Corporation Finance, at the December, 2001 AICPA Conference on Current SEC Developments. In that speech, Ms. Overton stated that the objective of carve-out financial statements is to show the track record of management with respect to the business being sold to the public and the evolution, including the ups and downs of the business, over time. Ms. Overton raised the following, two key questions with respect to carve-out financial statements: (1) what is the business the carve-out financial statements are intended to depict; and (2) which historical entities are required to be included in the carve-out financial statements to appropriately reflect management operating and track record?

Ms. Overton further stated that the conditions that are relevant among other factors in evaluating whether carve-out financial statements make sense and fairly present the history of the business are: (1) the company and its subsidiaries are in dissimilar businesses; (2) they were and will be operated autonomously both before and after the spin-off; and (3) they have no more than incidental common facilities and costs.

Ms. Overton further stated similar assets that should be included in historical carve-out financial statements may include joint ventures accounted for by the equity method if the company was the operator of those assets. The exclusion of certain similar assets from Newco because they are undergoing construction or substantial modifications or are currently under utilized or are less profitable is not a sufficient justification to exclude them from the carve-out financial statements. It is normal over time for assets to be constructed or become under utilized or to become less profitable even though these particular excluded assets will not affect Newco going forward it can be expected that over time, Newco will experience these same types of changes.

Background and Analysis

Evercore’s Private Equity Business. The private equity business is an intrinsic part of Evercore’s business and the Investment Management business segment in particular. Evercore was founded in 1996 with an M&A advisory business and a private equity investment business. A core strategy of the firm is grounded in the belief that an independent advisory business, with its broad set of relationships, would provide a differentiated investment platform from which to make private equity investments.

Securities and Exchange Commission	July 20, 2006

Management believes the businesses are synergistic and Evercore will continue to build each accordingly.

As with any investment management business, the assets of the private equity business are principally intangible and include the human resources, or intellectual capital within that business, the investment strategy and process, performance track record, client process, marketplace reputation and brand. It is these assets that have been collectively used to generate the results of Evercore’s private equity franchise on a historical basis and are expected to drive the results for the private equity business in respect of future follow-on funds. Today, six of Evercore’s 24 senior managing directors are dedicated to the private equity business. The investment team that will manage the Evercore Capital Partners III private equity fund will be led by Austin Beutner, one of the founders of Evercore, and a majority of the remainder of the investment team has been in place since Evercore began investing the Evercore Capital Partners I private equity fund in 1997. Accordingly, the Future GPs (i.e., the general partners of the Evercore Capital Partners III fund and other follow-on funds) are expected to be managed by the same management team and utilize the same intangible assets and to generate similar results as the Historical GPs.

Economics of the Private Equity Business. Private equity investment businesses generate revenue from (i) fees earned for management of the funds, (ii) portfolio company fees, (iii) incentive fees, referred to as carried interest, earned when specified financial returns are achieved over the life of a fund and (iv) gains (or losses) on investments of the business’s capital in the funds. The entities entitled to the management and portfolio company fees from the private equity funds Evercore manages are being contributed as part of the reorganization prior to this offering as disclosed under the heading “Key Financial Measures—Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the Registration Statement. Carried interest and the gains (or losses) on investments in the funds are earned by the general partners of the private equity funds Evercore manages. With the exception of the ECP II Interest, the Historical GPs are not being contributed due to where they are in the life cycle of the fund. As discussed above, Evercore will also have an interest in the Future GPs, which will conduct and perform the same activities as the Historical GPs and, therefore, to make the historical results comparable, the results of the Historical GPs must be included in the historical combined financial statements. As further disclosed under the heading “Key Financial Measures—Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, Evercore will, through the ECP II Interest and interests in Future GPs, continue to earn carried interest and gains (or losses) on investments of the business’s capital in the funds as follows: a) 8% to 9% of the carried interest realized from the Evercore Capital Partners II fund following the offering, b) its share of realized and unrealized gains and losses in the direct investments in the Evercore Capital Partners II fund, c) 30% to 40% of the carried interest earned from future private equity funds and d) its share of realized and unrealized gains and losses in any direct investments made in those future private equity funds. The historical combined financial statements are intended to reflect the entire private equity business, including all four types of earnings, since it is normal that, over

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time, as one fund completes its investment period and a new fund is raised to take its place, even though the particular excluded assets will not affect Newco going forward it is expected that over time Newco will experience these same types of changes.

As a point of additional clarification, the Historical GPs have made direct investments in the funds that have generated the realized and unrealized gains and losses that are reflected in the earnings of the historical combined financial statements. As indicated in b) and d) above and disclosed under the heading “Key Financial Measures—Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, management intends to make significant capital commitments to any future private equity funds that Evercore manages in addition to the direct investments made in the Evercore Capital Partners II fund, that will be contributed as part of the formation transaction. Accordingly the assets of Evercore will include the direct investments in the private equity funds and such assets are anticipated to be material. As set forth in note (j) to the Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition table in the “Unaudited Pro Forma Financial Information” section in the Registration Statement, the total assets of the general partners of the private equity funds that will not be contributed to Evercore, as of March 31, 2006, total $18.8 million, which represents 25% of Evercore’s total assets. The majority of the adjustment to Members Equity of $17.85 million also reflects the elimination of these investments and accounted for 63% of members equity as of that same date.

A potential investor is buying the complete business and not simply the entities that are generating the management and portfolio revenue streams. Incorporating the results of the Historical GPs in Evercore’s historical combined financial statements is therefore critical to a complete and correct understanding of the economics of the private equity investing business. Excluding the results of the Historical GPs from Evercore’s historical combined financial statements would provide investors with a historical understanding of only two of the drivers of value in a private equity business and completely eliminate the impact of general partner or performance-related earnings.

As noted by Ms. Overton, the objective of historical carve-out financial statements is to show the evolution of the business over time, including the ups and downs. Evercore notes that the earnings generated from the general partners of its private equity funds have a high degree of variability. For example, in 2003, carried interest and investment income accounted for over 36% of Evercore’s operating income. Similarly, for the three months ended March 31, 2006, carried interest and investment income represented 19% of Evercore’s operating income. By contrast, the net losses generated by these same revenue sources for the year ended December 31, 2005 and the three months ended March 31, 2005 of $(1.0) million and $(1.1) million, respectively. As such, the inclusion of the results of the Historical GPs is relevant and useful information to investors because they depict management’s track record.

Lifecycle of Private Equity Funds. The value created in the private equity business is long term in nature. A typical private equity fund has a contractual life of ten years and the typical holding period for a portfolio company is three to five years. The rationale

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behind such an extended time period is directly attributable to the illiquid and highly uncertain nature of most private equity investments.

While capital commitments are made upon the close of a private equity fund, the capital is drawn only as needed when investments are made. This investment period typically lasts four to five years and it is during these years that the fund earns its full management fee. The pace of investing is dependent upon a number of variables including the overall health of the economy, the state of the financing markets, the fundamentals of the business being evaluated and competition with other investment funds. Private equity investments can be sold or realized at any point during the life of the fund and are, again, highly uncertain in terms of timing and valuation and dependent upon a number of variables, including the overall health of the economy, the financing markets and the fundamentals of the individual portfolio company among others. As a result of the volatility of the investment pace and ability to exit/realize investments and the uncertainty around performance (i.e. the ability to sell an investment for a gain), the economics and financial results of a private equity fund must be viewed over an extended time period. A one year snapshot is simply not meaningful. This pattern is illustrated in the Summary Historical and Pro Forma Financial and Other Data table in the “Summary” section in the Registration Statement. The volatility and cyclical nature of investing in and realizations of portfolio companies and the associated revenue is highlighted in this disclosure that is graphically recreated below.

After one fund completes its investing period, a new fund is raised to take its place and thus, it is anticipated that there will always be a fund in the investing period and at least one fund in the harvesting period. The maturity of the Historical GPs is not a sufficient justification to exclude them from the historical combined financial statements. As discussed in the SEC Staff speech, the exclusion of similar assets from Newco because they are undergoing construction or substantial modifications or are currently under utilized or are less profitable is not a sufficient justification to exclude them from the

Securities and Exchange Commission	July 20, 2006

carve-out financial statements. Therefore, because it is expected that Evercore will experience a similar pattern of investing activity, realizations and revenues, including potential losses with the Future GPs that will be part of Evercore, the historical combined financial statements should include the Historical GPs since they are indicative of future results.

Conclusion

As stated in the SEC Staff speech, the determination of the assets and operations to be included in the historical combined financial statements requires a significant amount of judgment. It is Evercore’s judgment that the inclusion of the Historical GPs in the historical combined financial statements is necessary to depict the history of the Private Equity business that is expected to be repeated over time. These results of the Historical GPs are necessary to provide the potential investor with historical results to evaluate the Private Equity business, including the performance and track record of the Evercore Private Equity management team.

Financial Statements of Evercore Holdings, page F-8

Combined Statements of Financial Condition as of March 31, 2006, page F-30

7.	We refer to your response to our previous comment 66. Please revise the Combined Statement of Financial Condition as of March 31, 2006 to provide the pro forma disclosure of the planned distribution as required by SAB 1.B.3 considering the following:

•	It is the staff s position that planned distributions of undistributed earnings to owners at or prior to the closing of a public offering, whether to be paid from the offering proceeds or not, should be reported in a pro forma balance sheet along side the historical balance sheet reflecting the distribution accrual.

•	Pro forma adjustment (k) on page 41 shows that the cash distribution of pre-incorporation profits, less net income from the general partners of the private equity funds, was estimated at $18.21 million, equal to 64% of Members Equity as of March 31, 2006.

In response to the Staff’s comment, Evercore intends to revise the Combined Statement of Financial Condition as of March 31, 2006 and add a corresponding footnote in its historical financial statements to provide pro forma disclosure of the planned distribution of net income to its senior managing directors prior to the offering.

Securities and Exchange Commission	July 20, 2006

Combined Statements of Income, page F-6

8.	We refer to your response to comment 67 which states the Company considers the income statement presentation is consistent with Article 5 of S-X but includes several exceptions for bank holding companies and broker dealers to which you consider Evercore is more analogous. Please tell us:

•	Why you consider your operations meet the definition of a bank holding company under Article 9 of Regulation S-X considering interest income for Evercore Holdings is immaterial to the operations during the three year period ended December 31, 2005.

•	Why you have recorded gains and losses on investments in private equity funds as part of recurring investment management revenue considering these sources of cash flows are from nonrecurring sales of investments. Refer to the “Gains (losses) on investments in Private Equity Fund” section of Note 2, “Significant Accounting Policies” on page F-16.

To clarify Evercore’s prior response to comment 67, Evercore believes that, with respect to Article 5 of Regulation S-X, its business activities are more analogous to a Bank Holding Company. As a financial services firm, investment banking or financial advisory and investment management are the firm’s core businesses. The principal revenues generated from these core businesses are not interest income but the revenue types as specified in the footnotes to Evercore Holdings’ historical combined financial statements on pages F-15 to F-16. Specifically, Evercore’s advisory business earns fees for providing advice to clients on transactions such as mergers, acquisitions, restructurings, divestitures and leveraged buy-outs. The investment management business earns revenues for managing private equity funds, and the portfolio companies of the private equity funds. Additionally, revenue is earned from carried interest or incentive fees and net gains and losses on direct investments made in the funds. These revenue types are consistent with other types of bank holding company revenues as defined under Section 13 of Article 9: specifically, Commissions and Fees on security activities, Fees for Customer Services and Commissions (both types analogous to advisory type revenues), Fees from Fiduciary Activities and Investment security gains and losses (both types analogous to investment management revenues). Therefore, Evercore believes that the presentation of its income statement components should be more analogous to Article 9 rather than Commercial and Industrial Companies.

FASB Concept No. 6 (“CON6”) states that “Revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity’s ongoing major or central operations (emphasis added).” CON6 makes a distinction between revenues and gains, stating, “gains are…from peripheral or incidental transactions…stemming from the environment that may be largely beyond the control of individual entities and their managements.” CON6 further states, “Gains and losses may also be described or classified as “operating” or “nonoperating,” depending on their relation to an entity’s major ongoing or central operations.” Evercore respectfully advises the Staff that the purchase and sale of investments is a central part of its Investment Management segment. The chief operating decision maker of Evercore’s Investment Management segment is responsible for how Investment Management deploys its resources, thus having a direct impact on the performance of Evercore’s equity investments. As the gains and losses on investments in private equity funds are a part of its ongoing operations, Evercore has determined that the gains and losses on investments in private equity funds should be reflected as a part of operating revenue on the face of

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Evercore’s statement of income. Evercore respectfully advises that such presentation is consistent with industry practice.

Note 2, Significant Accounting Policies, page F-13

Client Expense Reimbursement, page F-17

9.	We refer to your response to comment 69 in which you state that you have you have recorded billed reimbursable amounts appearing as revenues in the statement of income based in accordance with EITF 01-14, “Income Statement Characterization of Reimbursement Received for Out of Pocket” Expenses Incurred”. Please revise the note to the financial statements to refer to the accounting literature that supports recording these reimbursements as revenues considering that the “Revenue” section of MD &.A on page 45 of the original registration statement stated that beginning in 2006 you were going to change your accounting policy to record transaction-related reimbursements on a net basis.

In response to the Staff’s comment, Evercore intends to revise the footnote disclosure in its historical financial statements to disclose that Evercore records billed reimbursable amounts as revenues in the statement of income based in accordance with EITF 01-14, “Income Statement Characterization of Reimbursement Received for Out of Pocket” Expenses Incurred”.

Financial Statements of Protego Asesores, S.A. de C.V., Subsidiaries and Protego SI, S.C.

Combined and Consolidated Balance Sheets, page F-28

10.	We have read your response to our previous comment 71. Please revise the Combined Statement of Financial Condition as of March 31, 2006 of Protego to provide the pro forma disclosure of the planned distribution as required by SAB 1.B.3 considering the following:

•	It is the staff’s position that planned distributions of undistributed earnings to owners at or prior to the closing of a public offering, whether to be paid from the offering proceeds or not, should be reported in a pro forma balance sheet along side the historical balance sheet reflecting the distribution accrual.

•	Pro forma adjustment (m) on page 43 shows that the cash distribution of Pre-combination profits to Protego Directors was estimated at $3.628 million, equal to 64% of Stockholders’ Equity as of March 31, 2006.

In response to the Staff’s comment, Evercore intends that Protego’s Combined and Consolidated Statement of Financial Condition as of March 31, 2006 will be revised and a corresponding footnote in Protego’s historical financial statements added to provide pro forma disclosure of the planned distribution of net income to Protego’s shareholders prior to the offering.

* * * * * * * *

Securities and Exchange Commission	July 20, 2006

Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses.

Very truly yours,

/S/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Todd K. Schiffman, Esq.

Donald Walker

Edwin Adames

Evercore Partners Inc.

Adam B. Frankel, Esq.

David E. Wezdenko

Thomas J. Gavenda

Wilmer Cutler Pickering Hale and Dorr LLP

Mark G. Borden, Esq.

Stuart R. Nayman, Esq.